EXHIBIT 21.1
SUBSIDIARIES OF ONCOLYTICS BIOTECH INC.

Name	Jurisdiction
Oncolytics Biotech (Barbados) Inc.	Barbados
Oncolytics Biotech (US) Inc.	Delaware
Oncolytics Biotech (Canada) Inc.	Canada